Sub-Item 77D: Policies with respect to security investments


[Mutual Funds II]

Pursuant to a prospectus supplement dated June 20, 2002, The Hartford SmallCap Growth Fund amended its definition of small capitalization company to companies with market capitalizations within the collective range of the Russell 2000 and Standard & Poor's 600 Indices. The fund's previous definition included companies within the range of the Russell 2000 index alone. The change was effective August 20, 2002.

Pursuant to a prospectus supplement dated August 30, 2002, each of The Hartford U.S. Government Securities Fund, The Hartford Tax-Free Minnesota Fund and The Hartford Tax-Free National Fund amended its investment objective be deleting references to total return in order to emphasize the fund's goal of seeking current income. The average maturity for each fund was extended as well. These changes were effective November 1, 2002.